UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

International Paper Company

(Name of Subject Company (Issuer))

International Paper Company

(Name of Filing Person (Issuer and Offeror))

Common Stock, Par Value $1.00 Per Share

(Titles of Class of Securities)

460146 10 3

(CUSIP Number of Class of Securities)

Maura Abeln Smith, Esq.

Senior Vice President, General Counsel and Corporate Secretary

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Persons)

With a Copy to:

Patricia Moran, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,500,000,012	$160,607

*	Estimated for purposes of calculating the filing fee only, this amount is based on the purchase of 41,666,667 shares of common stock at the maximum tender offer price of $36.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by International Paper Company, a New York corporation (the “Company”), to purchase for cash up to 41,666,667 shares of its common stock, par value $1.00 per share (the “Shares”), at a purchase price not greater than $36.00 nor less than $32.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is International Paper Company, a New York corporation, and the address of its principal executive office is 6400 Poplar Avenue, Memphis, Tennessee 38197. The telephone number of its principal executive office is (901) 419-7000.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Certain Information Concerning the Company”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	Financial Statements.

Not applicable.

ITEM 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Information Concerning the Company”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated August 16, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

(a)(1)(F)*	Summary Advertisement, dated August 16, 2006

(a)(1)(G)*	Press Release issued by the Company on August 15, 2006

(a)(1)(H)*	Letter to Participants in the International Paper Company Savings Plans, dated August 16, 2006

(a)(1)(I)*	Letter to Participants in the International Paper Company Stock Option Program, dated August 16, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Employee Communication

(a)(5)(B)*	Regulation BTR Notice of Blackout Period and Suspension of Trading by Directors and Executive Officers of International Paper Company, dated August 16, 2006

(b)(1)	Amended and Restated Credit and Security Agreement, dated as of November 17, 2004, by and among International Paper Company, as performance guarantor, Red Bird Receivables, Inc., as borrower, International Paper Financial Services, Inc., as initial servicer, certain special purpose entities named therein, as loan conduits, certain financial institutions named therein, as liquidity banks, certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association as administrative agent (incorporated by reference to Exhibit 10.01 of the Company’s Report on Form 8-K/A filed on December 9, 2004). Certain confidential portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(b)(2)*	Receivables Sale Agreement, dated as of December 26, 2001, by and between International Paper Company, as originator, and International Paper Financial Services, Inc., as buyer.

(b)(3)*	Receivables Sale and Contribution Agreement, dated as of December 26, 2001, by and between International Paper Financial Services, Inc. and Red Bird Receivables, Inc., as buyer.

(b)(4)*	Omnibus Amendment (Amendment No. 3 to Receivables Sale Agreement, Amendment No. 5 to Receivables Sale and Contribution Agreement, Amendment No. 2 to Amended and Restated Credit and Security Agreement), dated as of August 7, 2006, by and among International Paper Company, International Paper Financial Services, Inc., Red Bird Receivables, Inc., certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association, as administrative agent.

(b)(5)*	Issuing and Paying Agency Agreement, dated as of June 13, 2005, by and between International Paper Company and JPMorgan Chase Bank, N.A., as issuing and paying agent.

(b)(6)*	Commercial Paper Dealer Agreement, dated as of May 31, 2000, between International Paper Company, as issuer, and Merrill Lynch Money Markets Inc., as dealer.

(b)(7)*	Commercial Paper Dealer Agreement, dated as of June 6, 2005, between International Paper Company, as issuer, and Citigroup Global Markets Inc., as dealer.

(b)(8)*	Commercial Paper Dealer Agreement, dated as of March 20, 2000, between International Paper Company and Credit Suisse First Boston LLC, as dealer, as amended by Amendment No. 1 thereto dated as of March 31, 2005.

(b)(9)*	Commercial Paper Dealer Agreement, dated as of August 2, 2000, between International Paper Company, as issuer, and Chase Securities Inc., as dealer.

(d)(1)	Amended and Restated Long-Term Incentive Compensation Plan, as of February 2, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 8-K filed on February 11, 2005).

(d)(2)*	Amendment No. 3 to International Paper Company Restricted Stock Plan for Non-Employee Directors (as amended through May 7, 2002).

(d)(3)	Amendment to the International Paper Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K filed on March 16, 2006).

(d)(4)	Form of Confidentiality and Non-Competition Agreement entered into by Company employees who may receive restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

(d)(5)	Form of Non-Competition Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(d)(6)	Form of Non-Solicitation Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(d)(7)	Form of individual non-qualified stock option agreement under the Company’s Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(8)	Form of individual executive continuity award under the Company Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(d)(9)	Form of Change of Control Agreement – Tier I (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(10)	Form of Change of Control Agreement – Tier II (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(11)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

(d)(12)	Board Policy on Severance Agreements with Senior Executives (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(13)	Board Policy on Change of Control Agreements (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(14)	Management Incentive Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(15)	Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(16)	Amendment to Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on February 17, 2006).

(d)(17)	International Paper Company Deferred Compensation Savings Plan (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26, 2001).

(d)(18)	International Paper Company Pension Restoration Plan for Salaried Employees (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26, 2001).

(d)(19)*	International Paper Company Nonfunded Deferred Compensation Plan for Directors (as amended through May 7, 2002).

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

ITEM 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL PAPER COMPANY

By:	/s/ Maura A. Smith
Name:	Maura A. Smith
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: August 16, 2006

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(A)*	Offer to Purchase, dated August 16, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

(a)(1)(F)*	Summary Advertisement, dated August 16, 2006

(a)(1)(G)*	Press Release issued by the Company on August 15, 2006

(a)(1)(H)*	Letter to Participants in the International Paper Company Savings Plans, dated August 16, 2006

(a)(1)(I)*	Letter to Participants in the International Paper Company Stock Option Program, dated August 16, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Employee Communication

(a)(5)(B)*	Regulation BTR Notice of Blackout Period and Suspension of Trading by Directors and Executive Officers of International Paper Company, dated August 16, 2006

(b)(1)	Amended and Restated Credit and Security Agreement, dated as of November 17, 2004, by and among International Paper Company, as performance guarantor, Red Bird Receivables, Inc., as borrower, International Paper Financial Services, Inc., as initial servicer, certain special purpose entities named therein, as loan conduits, certain financial institutions named therein, as liquidity banks, certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association as administrative agent (incorporated by reference to Exhibit 10.01 of the Company’s Report on Form 8-K/A filed on December 9, 2004). Certain confidential portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(b)(2)*	Receivables Sale Agreement, dated as of December 26, 2001, by and between International Paper Company, as originator, and International Paper Financial Services, Inc., as buyer.

(b)(3)*	Receivables Sale and Contribution Agreement, dated as of December 26, 2001, by and between International Paper Financial Services, Inc. and Red Bird Receivables, Inc., as buyer.

(b)(4)*	Omnibus Amendment (Amendment No. 3 to Receivables Sale Agreement, Amendment No. 5 to Receivables Sale and Contribution Agreement, Amendment No. 2 to Amended and Restated Credit and Security Agreement), dated as of August 7, 2006, by and among International Paper Company, International Paper Financial Services, Inc., Red Bird Receivables, Inc., certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association, as administrative agent.

(b)(5)*	Issuing and Paying Agency Agreement, dated as of June 13, 2005, by and between International Paper Company and JPMorgan Chase Bank, N.A., as issuing and paying agent.

(b)(6)*	Commercial Paper Dealer Agreement, dated as of May 31, 2000, between International Paper Company, as issuer, and Merrill Lynch Money Markets Inc., as dealer.

(b)(7)*	Commercial Paper Dealer Agreement, dated as of June 6, 2005, between International Paper Company, as issuer, and Citigroup Global Markets Inc., as dealer.

(b)(8)*	Commercial Paper Dealer Agreement, dated as of March 20, 2000, between International Paper Company and Credit Suisse First Boston LLC, as dealer, as amended by Amendment No. 1 thereto dated as of March 31, 2005.

(b)(9)*	Commercial Paper Dealer Agreement, dated as of August 2, 2000, between International Paper Company, as issuer, and Chase Securities Inc., as dealer.

(d)(1)	Amended and Restated Long-Term Incentive Compensation Plan, as of February 2, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 8-K filed on February 11, 2005).

(d)(2)*	Amendment No. 3 to International Paper Company Restricted Stock Plan for Non-Employee Directors (as amended through May 7, 2002).

(d)(3)	Amendment to the International Paper Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K filed on March 16, 2006).

(d)(4)	Form of Confidentiality and Non-Competition Agreement entered into by Company employees who may receive restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

(d)(5)	Form of Non-Competition Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(d)(6)	Form of Non-Solicitation Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(d)(7)	Form of individual non-qualified stock option agreement under the Company’s Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(8)	Form of individual executive continuity award under the Company Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

(d)(9)	Form of Change of Control Agreement – Tier I (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(10)	Form of Change of Control Agreement – Tier II (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(11)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

(d)(12)	Board Policy on Severance Agreements with Senior Executives (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(13)	Board Policy on Change of Control Agreements (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed on October 18, 2005).

(d)(14)	Management Incentive Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(15)	Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(16)	Amendment to Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed on February 17, 2006).

(d)(17)	International Paper Company Deferred Compensation Savings Plan (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26, 2001).

(d)(18)	International Paper Company Pension Restoration Plan for Salaried Employees (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26, 2001).

(d)(19)*	International Paper Company Nonfunded Deferred Compensation Plan for Directors (as amended through May 7, 2002).

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.